April 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Sergio Chinos

Re: Mallard Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 18, 2020

CIK No. 1805795

Dear Mr. Chinos:

Mallard Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 14, 2020 regarding our Draft Registration Statement on Form S-1 submitted on March 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

The Offering

Redeemable Warrants, page 8

2.	We note that the warrants may be exercised only for a whole number of shares, and that no fractional shares will be issued upon exercise of the warrants. Accordingly, please remove references here and throughout the filing to the $5.75 per half share exercise price.

Pursuant to the Staff’s comment, we have removed such references.

Risk Factors

Certain of our officers and directors are now, and all of them in the future may become, affiliated with entities..., page 40

3.	Please expand, or revise accordingly, your risk factor disclosure to state that your officers have agreed not to become an officer or director of any other special purpose acquisition company, as discussed on page 5 and page 71 of your prospectus.

Pursuant to the Staff’s comment, we have revised the requested disclosure.

Description of Securities

Registration Rights, page 114

4.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Pursuant to the Staff’s comment, we have revised the requested disclosure here and on page F-13.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ P. Jeffrey Leck
P. Jeffrey Leck Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP